Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	WEDNESDAY, MARCH 27 2013

Performance Statistics

On-Time Experience

AA	Tue	MTD	Target
D-0	69.0	59.4	65.9
A+14	93.5	80.5	79.9

Eagle

D-0	79.0	67.0	74.0
A+14 DOT	90.0	75.8	83.4

Every Bag Counts

AA	Tue	MTD*	DOT Standard
	2.32	2.67	2.85

*	DOT claims per 1000 customers

Announcements

Court Approves Merger Agreement and Exclusivity Extension Request

Today, Bankruptcy Court Judge Sean Lane approved the merger agreement between American and US Airways. This approval allows us to continue progressing forward with our planned merger, and we are gratified to know that he considers the merger an “excellent result” for stakeholders. Judge Lane approved the merger agreement, but indicated that the CEO compensation arrangement might be more appropriately considered as part of the Plan of Reorganization. American awaits the written ruling that will address this in more detail. Additionally, the Court approved American’s final exclusivity extension request, which provides AMR until May 29 to file our Plan of Reorganization. We are pleased to have received these approvals as we move forward in building the new American.

•	Check Out All of the Merchandise with Our New Look!

You’ve seen our new look …now you can proudly display it with merchandise from the American Airlines Shop. It’s easy to order items featuring our new logo - just browse through the online catalog and place your order with a personal credit card. Those of you with a SmAArtBuy account can order products using your cost center. Visit aabranded.com and get something special today.

•	LAX Triple Threat Aims to Please

A customer who flies the Los Angeles-London Heathrow route frequently was impressed with the efforts of LAX-based flight attendants Teresa Fogg, Lori Foley and Monica Dannas, who “were friendly and helpful throughout the duration of the flight.” Read more in Customers Write on Jetnet.

AMR in the News

From The Dallas Morning News

DFW and American Unveil First Phase of New Terminal A

Dallas/Fort Worth International Airport and American yesterday announced the completion of the first phase of the “next generation” renovation of Terminal A. Officials said a number of architectural, systems and engineering renovations have been made to create a more customer-friendly and aesthetically pleasing airport. Redesigned areas include gates A8 through A16, including the check-in and entrance area, as well as the parking garage near those gates. Other renovations included: an open layout for better customer flow; power outlets and work tables at all gates; kiosks with self-tag capabilities for checked baggage; single-agent podiums for a more personalized experience; and a separate area for Priority check-in.

Editor’s Note: This project is funded by DFW International Airport. In 2011, DFW Iaunched the first major construction phase of its $2.3 billion Terminal Renewal and Improvement Program, also referred to as TRIP. This is a seven-year phased-approach renovation of the airport’s four original terminals that opened in 1974.

Industry News

From Aviation Week

Airbus A350 Gets Ready to Power Up

The engines and auxiliary power unit have been installed on the first flight test Airbus A350-900 (MSN001) in Toulouse, marking a significant milestone on the road to aircraft completion and the beginning of powered ground tests. Airbus says that with these installations “the A350 XWB MSN001 becomes essentially a ‘completed’ aircraft. Following the ongoing ground tests, other preparations and also painting in the coming weeks, MSN001 will then be handed over to the Airbus Flight Test team to commence preparations for ground runs and maiden flight in the summer.”

From ATWOnline

Hawaiian Firms Order for up to 25 A321neos

Hawaiian Airlines has finalized an order for 16 Airbus A321neos, plus nine options. The aircraft are scheduled for delivery between 2017 and 2020. According to a company, the transaction is “the latest step in Hawaiian’s phased fleet plan designed to supplement its current widebody fleet of 26 aircraft, expand its long-range fleet, and enable it to open new domestic and international nonstop services to Hawaii.”

Crude Oil and Jet Fuel

Closing Fuel Prices for Tuesday, March 26

Crude oil was $96.34 a barrel, up $1.53 from the previous day.

Jet fuel price was $123.10 a barrel, up $1.14.

Healthmatters Wellness Wednesday Tip

Zero, zilch, nothing - that is what you pay for eligible preventative health screenings like annual exams or well child check-ups if you are enrolled in the Standard, Value or Core medical plan options and use an in-network provider. According to the CDC, as many as 30,000 lives could be saved each year with preventive screenings. See the “Everyday Guide to Using Your Medical Benefits” to learn more about making your medical benefits work for you.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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